EXHIBIT 99.1

Galapagos presents three posters on filgotinib in Crohn's disease at DDW® 2017

Mechelen, Belgium; 7 May 2017, 16.35 CET - Galapagos NV (Euronext & NASDAQ: GLPG) announces the presentation of three posters from the Phase 2 FITZROY study of the investigational agent filgotinib in Crohn's Disease, at Digestive Disease Week® (DDW[1]) 2017 in Chicago, IL USA, held from 6-9 May.  More information can be found at www.ddw.org.

"Efficacy of filgotinib, a selective JAK1 inhibitor, is independent of prior anti-TNF exposure: subgroup analysis of the Phase 2 FITZROY study in moderate-to-severe Crohn's disease" (Su1920) by Prof Geert D'Haens et al.

Subgroup analyses from the FITZROY Phase 2 study will be presented.

"Maintenance of clinical effect in patients with moderate-to-severe Crohn's disease treated with filgotinib, a selective JAK1 inhibitor: exploratory 20-week data analysis of the Phase 2 FITZROY study" (Su1930) by Prof Séverine Vermeire et al.

A 20 week treatment analysis from the FITZROY Phase 2 study will be presented.

"Filgotinib (GLPG0634, GS-6034), a JAK-1 Selective Inhibitor, Significantly Reduces Gut Tissue pSTAT3 in Crohn's Disease Patients" (Su1933) by Prof William Sandborn et al.

An analysis of STAT3 activation in the FITZROY Phase 2 study will be presented.

These three posters from the previously reported FITZROY study will be presented in the session titled "IBD: Controlled Clinical Trials in Humans" to be held on 7 May 2017 from 12:00 PM to 2:00 PM CT. As per DDW® policy, the embargo on posters lifts at 9:30 AM CT on the date of presentation. The ePosters will be made available to the public after June 6 2017 at the DDW® archive site, ddw.scientificposters.com.

Galapagos and Gilead entered into a global collaboration for the development and commercialization of filgotinib in inflammatory indications. Following on the Phase 2 FITZROY results, filgotinib is currently being investigated in the DIVERSITY Phase 3 program in Crohn's disease and in Phase 2 studies in small bowel and fistulizing Crohn's disease. Furthermore, filgotinib is being investigated in the SELECTION Phase 2b/3 study in ulcerative colitis, the FINCH Phase 3 program in rheumatoid arthritis, and Phase 2 studies in CLE, Sjögren's syndrome, ankylosing spondylitis (TORTUGA), and psoriatic arthritis (EQUATOR).

Filgotinib is an investigational drug and its efficacy and safety have not been established.
For information about the studies with filgotinib: www.clinicaltrials.gov
For more information about filgotinib: www.glpg.com/filgotinib

About DDW
Digestive Disease Week® (DDW) is the largest international gathering of physicians, researchers and academics in the fields of gastroenterology, hepatology, endoscopy and gastrointestinal surgery. Jointly sponsored by the American Association for the Study of Liver Diseases (AASLD), the American Gastroenterological Association (AGA) Institute, the American Society for Gastrointestinal Endoscopy (ASGE) and the Society for Surgery of the Alimentary Tract (SSAT), DDW take place May 6-9, 2017, at McCormick Place, Chicago, IL. The meeting showcases more than 5,000 abstracts and hundreds of lectures on the latest advances in GI research, medicine and technology. More information can be found at www.ddw.org.

About Galapagos
Galapagos (Euronext & NASDAQ: GLPG) is a clinical-stage biotechnology company specialized in the discovery and development of small molecule medicines with novel modes of action. Our pipeline comprises Phase 3, Phase 2, Phase 1, pre-clinical, and discovery programs in cystic fibrosis, inflammation, fibrosis, osteoarthritis and other indications. We have discovered and developed filgotinib: in collaboration with Gilead we aim to bring this JAK1-selective inhibitor for inflammatory indications to patients all over the world. Galapagos is focused on the development and commercialization of novel medicines that will improve people's lives. The Galapagos group, including fee-for-service subsidiary Fidelta, has approximately 510 employees, operating from its Mechelen, Belgium headquarters and facilities in The Netherlands, France, and Croatia. More information at www.glpg.com.

Contacts

Investors:	Media:
Elizabeth Goodwin	Evelyn Fox
VP IR & Corporate Communications +1 781 460 1784	Director Communications +31 6 53 591 999 communications@glpg.com
Paul van der Horst Director IR & Business Development +31 6 53 725 199
ir@glpg.com

Forward-Looking Statements
This release may contain forward-looking statements, including statements regarding Galapagos' strategic ambitions, the anticipated timing of clinical studies with filgotinib and the progression and results of such studies. Galapagos cautions the reader that forward-looking statements are not guarantees of future performance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which might cause the actual results, financial condition and liquidity, performance or achievements of Galapagos, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if Galapagos' results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements (including that data from the ongoing and planned clinical research programs may not support registration or further development of filgotinib due to safety, efficacy or other reasons), Galapagos' reliance on collaborations with third parties (including its collaboration partner for filgotinib, Gilead), and estimating the commercial potential of Galapagos' product candidates. A further list and description of these risks, uncertainties and other risks can be found in Galapagos' Securities and Exchange Commission (SEC) filings and reports, including in Galapagos' most recent annual report on form 20-F filed with the SEC and subsequent filings and reports filed by Galapagos with the SEC. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

[1] The name, logo and acronym of Digestive Disease Week® are the exclusive property of and are trademarked by DDW LLC.